VIA EDGAR

December 3, 2014

Mr. Scott Stringer	RadioShack Corporation
Staff Accountant	300 Radio Shack Circle
Division of Corporation Finance	Mail Stop CF4-101
United States Securities and Exchange Commission	Fort Worth, TX 76102-1964
100 F Street, NE
Washington, DC 20549	Office 817-415-3127
Fax 817-415-6593
joel.tiede@radioshack.com

Re:	RadioShack Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 4, 2014
File No. 1-5571

Dear Scott:

This is a follow-up to our conversation yesterday in which I requested on behalf of RadioShack Corporation an extension of an additional 10 business days to respond to the comments concerning the above-referenced 10-K in the letter dated December 1, 2014 (i.e. 20 business days total to respond).  This is to confirm that you granted the requested 10 business days extension.

If you have any questions, please get in touch with me.

Yours very truly,

/s/Joel H. Tiede
Assistant General Counsel & Assistant Corporate Secretary